PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

FUKOKU SEIMEI BUILDING, 2-2 UCHISAIWAICHO 2-CHOME,

CHIYODA-KU, TOKYO 100-0011, JAPAN

July 5, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Attention:	Ms. Stephanie J. Ciboroski
Senior Assistant Chief Accountant

Mitsubishi UFJ Financial Group, Inc.

Form 20-F for Fiscal Year Ended March 31, 2011, Filed July 28, 2011

File No. 000-54189

Dear Ms. Ciboroski:

We are submitting this letter on behalf of our client, Mitsubishi UFJ Financial Group, Inc. (the “Registrant”), to provide supplemental information requested during our teleconference on June 29, 2012. Together with the Registrant, we appreciate the Staff’s review of and comments to the Registrant’s previous annual report on Form 20-F for the fiscal year ended March 31, 2011 (the “2011 Form 20-F”) and the Registrant’s previous response letters submitted on April 16, 2012 and June 20, 2012.

Set forth below is information prepared by the Registrant to supplement the Registrant’s previous responses to comment number 13 of your first comment letter dated March 15, 2012 and comment number 7 of your second comment letter dated June 6, 2012 (the “Second Comment Letter”).

Form 20-F for Fiscal Year Ended March 31, 2011

Note 29 – Fair Value, page F-124

Market Valuation Adjustments, page F-127

In response to comment number 7 of the Second Comment Letter, the Registrant explained that it concluded that funding rates for The Bank of Tokyo-Mitsubishi UFJ Ltd. (“BTMU”) are highly correlated and fluctuate in close proximity to LIBOR by analyzing historical data. Specifically, the Registrant analyzed historical data and concluded that high correlation and proximity exist between BTMU’s funding rates and six-month Japanese yen LIBOR interest rates. In addition, the Registrant referred to its liabilities carried at fair value under the fair value option mostly consist of medium term notes (the “Notes”) issued by Mitsubishi UFJ Securities International plc (“MUSI”). As discussed in the Second Comment Letter, the Notes issued by MUSI appear to have the same level of creditworthiness as those issued by the Registrant and/or BTMU.

U.S. Securities and Exchange Commission	2

Since the maximum duration of available LIBOR interest rates is 12 months, the Registrant uses interbank’s Interest Rate Swap Rate (the “IRS rate”) as the discount rate to determine the fair value of the long-term debts. The pricing of the IRS rate is determined by finding the rate that equates the present value of the fixed payments to the present value of floating rate payments, a process that initially sets the market value of the swap to zero. The IRS rate is equivalent to the fixed rate in the swap and the fixed rate is derived from the floating rate which is predominantly LIBOR. The Registrant has determined that, to the extent that the high correlation and proximity are confirmed between BTMU’s short-term funding rates and LIBOR interest rates, the IRS rates which use the LIBOR interest rates as its reference indicator also have high correlation and proximity with the long-term BTMU funding interest rates. Therefore, the Registrant concluded that it is reasonable to use the IRS rate as the discount rate in measuring the fair value of the medium term notes issued by MUSI.

The analysis of differences between the yields of the notes issued by BTMU and the 7-year Japanese IRS rates illustrated the proximity between BTMU’s long-term funding rates and the IRS rates, resulting in 0.0889% of the three-year average deviation and 0.9567 of correlation coefficient. The Registrant, therefore, observed that high correlation and proximity exist between the two rates.

The Registrant confirms that it monitors for any significant deviation between BTMU’s funding rates and market interest rates on a regular basis and the results have been consistent as described above. On that basis, the Registrant concluded that credit risk adjustments were not necessary to reflect its creditworthiness to financial liabilities. However, the Registrant is aware of the necessity to make appropriate adjustments in the event that the deviation becomes significant.

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U.S. Securities and Exchange Commission	3

Please contact the undersigned at +81-3-3597-6306 (fax number +81-3-4496-6202) if we may be of any assistance in answering your questions that may arise in connection with your review of this letter.

Sincerely,

/s/ Tong Yu
Tong Yu

cc:	Ms. Yolanda Trotter
Ms. Celia Soehner
Mr. Michael Seaman
U.S. Securities and Exchange Commission

Mitsubishi UFJ Financial Group, Inc.